Filed by Adobe Systems Incorporated Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Macromedia, Inc.
Commission File No. of Subject Company: 000-22688

The following document was posted to Adobe Systems Incorporated’s external website on May 9, 2005:

FINAL TRANSCRIPT

Conference Call Transcript

MACR - Q4 2005 Macromedia Earnings Conference Call

Event Date/Time: May. 03. 2005 / 2:00PM PT

Event Duration:  59 min

Thomson StreetEvents	streetevents@thomson.com	617.603.7900	www.streetevents.com

© 2005 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

May. 03. 2005 / 2:00PM, MACR - Q4 2005 Macromedia Earnings Conference Call

CORPORATE PARTICIPANTS

Mike Look

Macromedia - VP-IR

Betsy Nelson

Macromedia - EVP and CFO

Stephen Elop

Macromedia - CEO

CONFERENCE CALL PARTICIPANTS

Steve Ashley

Robert W. Baird - Analyst

Gene Munster

Piper Jaffray - Analyst

Jay Vleeschhouwer

Merrill Lynch - Analyst

Stephen Lidberg

Pacific Crest Securities - Analyst

Trip Chowdhry

FTN Midwest Research - Analyst

Steve Jue

RBC Capital Markets - Analyst

Sasa Zorovic

Oppenheimer & Company - Analyst

Barbara Coffee

Brean Murray - Analyst

Sam Saunders

Fulcrum Global Partners - Analyst

Jusa Borey (ph)

Deutsche Bank - Analyst

PRESENTATION

Operator

Good afternoon, ladies and gentlemen, and welcome to the Macromedia fourth quarter, fiscal year 2005 financial results conference call. At this time all participants are in a listen-only mode. Later we will conduct a question and answer session. Please note that this conference call is being recorded. I will now turn the call over to Mr. Mike Look, Vice President of Investor Relations for Macromedia Incorporated. Mr. Look, you may begin.

Mike Look  - Macromedia - VP-IR

Good afternoon. Today’s presentation of our fourth fiscal quarter and fiscal year 2005 financial results is also available over the Web using Macromedia’s Breeze product. Listeners are encouraged to go to our Company website at www.macromedia.com/macr and view the Web cast of today’s presentation. Joining me on the call are Stephen Elop, Chief Executive Officer, and Betsy Nelson, Executive Vice President and Chief Financial Officer.

During this call we will discuss aspects of Macromedia’s business and make forward-looking statements which involve risks and uncertainties that may cause actual results to differ materially from the results predicted. We have disclosed in greater detail, in our Form 10(K) and other filings with the SEC, the risk factors that may cause our actual results to differ from the results predicted. These filings can be found at www.SEC.gov. The business outlook statements we’ll be making today are based on current expectations as of May 3, 2005 only. During this call we will also discuss non-GAAP financial measures. The GAAP financial measures that correspond to such non-GAAP financial measures, as well as the reconciliation between such two measures, are set forth in our press release issued on May 3, 2005, and made available on the Macromedia Investor Relations website. I’d now like to turn the call over to Betsy. Betsy?

Betsy Nelson - Macromedia - EVP and CFO

Thanks, Mike. As you can see, we exited the fiscal year with a really strong March quarter. We posted revenues of 116 million, an 18% operating profit margin and earnings per share of $0.23 on a pro forma basis. These results are above the outlook range we provided in January, which called for 108 to 113 million in revenue and pro forma operating margins between 15 and 17% of revenue. For the fiscal year ended March 31st, revenues grew 18% to 436 million. In addition we improved operating profit margin by four points, from 14% to 18% of revenue, growing pro forma operating income year-on-year by $23 million to $76 million, and delivering earnings per share of $0.85 on a pro forma basis, a 31% increase in EPS. Please note that my remarks will refer primarily to our pro forma results, which excludes certain one time and non-cash items. A full reconciliation of our pro forma and GAAP results is provided in the press release posted on our website. So now let’s look at the revenue trend.

Our revenue growth has clearly been accelerating on an annual basis, from 3% growth in our fiscal 2003 to 10% growth in fiscal ‘04 and now 18% in fiscal 2005. Looking at the quarterly trend, you can see that revenues were up 14% year-on-year in the March quarter, the seventh quarter of consecutive revenue growth. In terms of business mix, sales into our core Designer Developer market were 89 million in the March quarter, up 4% sequentially and representing 77% of total revenue for the quarter. The MX tools, Studio, Dreamweaver, Flash continued to do well, with units sales up on both a year-on-year and sequential basis. As we anticipated earlier in the year, sales of the MX 2004 release have indeed outperformed those from the prior release, despite getting off to a slower start, and our server products posted nice, strong results this quarter with major strategic wins in both Flex and ColdFusion.

In the business user category, we posted revenues of 14.6 million, up 61% year-on-year, but down 2% sequentially as we came off the seasonally strong December quarter for enterprise buying. We saw increasing traction with the Breeze Live product this quarter, while Hosted represented some 30% of bookings. And the consumer category posted revenue of 10.9 million, up 697% year-on-year, due primarily to the Nokia win we announced in February. Revenue from existing customers represented some 30% of revenues this quarter.

Turning now to regional performance, all regions were up both sequentially and year-on-year during the March quarter. North America revenue increased 6% to 59.2 million, with particularly strong results in our corporate sales team. We saw continued channel shift towards volume and away from box business in North America commercial distribution. Europe had a very strong quarter with revenue up 28% year-on-year to 35.2 million, driven by major account wins at Nokia and SAP. And Asia-Pacific and rest of word had another solid quarter at 21.7 million, up 16% year-on-year, benefiting from typical seasonality in Japan.

Now one of the metrics we track to measure our success with strategic accounts is the number of customers who booked deals over 50K in size. In the March quarter we had 157 customers book deals over $50,000, down marginally from the 160 we reported in the seasonally strong December quarter, and up from 103 in the March quarter a year ago. We saw large customer wins this quarter at accounts as diverse as Nokia, Raytheon, NEC, Bank of America, Gigabyte Communications in Taiwan, Cingular, State Street, the Central Bank of Brazil, the National Polytechnic Institutes of Mexico, VitalStream and HSBC, the Hong Kong Shanghai Bank Corporation.

Turning now to margins, gross margin for the quarter was 92.4%, down slightly from last quarter as we increased our investment in professional services. Operating expenses were up 4.6 million to 86.5 million in March. As we explained in the January earnings call, we completed the move this quarter of around 800 employees into our new headquarters building in San Francisco and incurred over 1 million of non-recurring costs associated with the move and duplicate rents. Compensation and benefit costs increased in line with our regular annual performance review and the sales over achievement and we also added some 30 people this quarter, primarily in sales, bringing ending headcount to approximately 1,445 full-time employees. The expense break down on a pro forma basis as a percent of revenues was as follows: 41% sales and marketing, 22% R&D, and 11% G&A; yielding an 18% operating profit margin on a pro forma basis.

For the year as a whole, gross margin came in at 93% and operating profit margin stood at 18%, a four-point improvement over the prior year. On a GAAP basis we reported a net loss of 2.3 million, or $0.03 per share on a fully diluted basis. The difference between pro forma and GAAP results this quarter relate to the following one time or non-cash items: a previously announced restructuring charge of around 19 million associated with exiting leased facilities, amortization of acquired technology and intangible assets, an expense reduction related to a liability assumed in a business combination, a gain on investments, and the application of a 20% effective tax rate for pro forma results. And you can refer to the press release for a detailed reconciliation of these numbers.

Turning now to the balance sheet, let me just say that our balance sheet is very strong and very liquid. As you can see, we generated significant cash this period from both operations and financing activities. EBITDA was a healthy $25 million in the March quarter. Proceeds from stock options were 28 million, as some 1.7 million options outstanding were exercised. This drove cash and short term investments to 378 million, up 37 million from December. Accounts receivables increased to 58 million, yielding a DSO number of 45 days on a net ending basis, well within our target range of 40 to 50 days. Property and equipment rose 6 million to 109 million, as we completed the build-out of our new headquarters. Deferred revenue was up 3 million to 52 million. And total stockholders equity stood at 670 million at March 31st.

Finally, let me mention, that we also filed today an 8-K advising of our intent to file a restated form 10-K for the year ended March 31, 2004, to reflect the impact of two non-cash items in prior periods; an accrued liability for sabbaticals and accounting for income taxes. Because the cumulative effect of these two adjustment would be material to the current periods results, we have determined that the appropriate accounting to correct these errors by restating previously issued financial statements. Note this restatement has no impact on cash earnings or cash balances. We have fully vetted and reviewed this item with our external auditors, KPMG, and they have informed our audit committee that they concur with the conclusions we have described here.

Alright, let me now provide an update to our financial outlook for fiscal 2006 and the June quarter. This outlook is contained in our press release and 8-K filing and posted on our website. For the fiscal year ending March 31, 2006, we expect to deliver results in line with our prior guidance provided in January, not including any impact from our recently announced combination with Adobe. We expect revenues to exceed $500 million, driven by a major new release of the MX tools later in the summer and continued strength in our Business User and Consumer areas. We expect to increase our profitability from the 18% operating margin we delivered this past year, trending towards our targeted 20% operating margin, on a pro forma basis, over the course of the year. And we expect to see continued strengthening of our balance sheet and other key metrics as our business expands, leveraging our existing technology, brand and distribution assets.

For the June quarter, specifically, again excluding any impact from our recently announced combination with Adobe, we expect the following: Revenue should be flat to slightly down from the March quarter, as we head into the seventh quarter from the last release of the MX products and the last quarter before the new releases, gross margin should be between 92 and 93%, pro forma operating margins should be between 15 and 17% of revenues. At this point we estimate the impact of acquisition-related costs to be on the order of 3 to $4 million in the June quarter. These costs are comprised primarily of fees for banking, legal, audit and other services related to the merger itself and the associated regulatory filing requirements. Now I know many of you would like more detailed guidance on our expected performance, but given the recently announced combination we feel it’s prudent to keep our guidance to a very high level until we have the opportunity to assess any impacts this announcement may have on this business.

We will be presenting at various investor events in San Francisco in May, including the JP Morgan Growth Conference on May 16th, and our own analyst on May 18th. And we invite you to come learn more about Macromedia at these events. Now let me turn it over to Stephen to talk about our strategy and business results.

Stephen Elop - Macromedia - CEO

Thank you, Betsy. Well, I must say that my first full quarter as CEO of Macromedia has been quite busy and somewhat eventful. During the joint analyst call that we held a couple of weeks ago, I said that it made sense for Macromedia to consider the combination with Adobe because things are going so well for both companies. Our ability to leverage the obvious strategic benefits of this combination will be greatly enhanced by momentum, strengths and successes that both parties bring to the table. Today I’m going to focus on the success and momentum that Macromedia is contributing.

As you just heard from Betsy, Macromedia concluded an outstanding year with the successful delivery of strong growth and solid profitability. Our Q4 revenues of $116 million represent the sixth consecutive quarter of double-digit year-over-year growth, and our FY ‘05 revenues of $436 million represent the third consecutive year of growth.

But the numbers alone do not tell the whole story. We are equally proud of the strategic progress that we have made in our efforts to transform Macromedia from being, not only a supplier of great software, but also to become a strategic vendor to a growing number of customers. In the last 90 days alone, we have chalked up major strategic wins in each of our growth agendas including the announcements with Samsung and Nokia around our mobile efforts, the fantastic announcement that we made last week with SAP around our Flex and Flash platform efforts, and a strategic partnership around our Breeze agenda that has been inked, with formal announcements expected later this year.

These results have been possible because of the consistency in focus that Macromedia has shown over the years. We have always been focused on providing our customers with a way to deliver great experiences, and we have made it possible to deliver those great experiences across a wide range of platforms including both the Mac and the PC in the early days and a wide array of browsers and operating environments during the Internet boom. Today it is very clear that the cross platform opportunity is expanding to include non-PC devices: cellphones, set-top boxes, digital television sets, gaming platforms and so many others. So even as our definition of cross platform expands our fundamental strategy as a company remains unchanged. Macromedia will provide customers with the solutions that make great digital experiences possible. So, yes, Macromedia has changed a lot over the years; but you could also argue that it has not changed that much. Let me bring that strategy into a bit more focus.

Our highest priority must be the pursuit of the wide spread penetration and adoption of the Flash Player. We made this a priority many years ago for the PC world and succeeded. We have now made that a priority for both the PC and the non-PC worlds.

Our second priority must be to ensure that both our existing and new designers and developers are provided with the on-ramp necessary to take advantage of both the PC and the non-PC platforms. That means continuing to innovate around the tools, the server products, the developer programs, the components and everything else necessary to help our community to leverage this broader environment.

The third priority must be to take advantage of the platform and the ecosystem created by the first two priorities, to generate higher order forms of revenue. We have some great examples of this today.

For example, Breeze is a beautiful case-in-point of a solution that derives a lot of its value from the ubiquity of the Flash platform, but we need to go further to ensure that our revenue can scale faster than the rate at which our platform is adopted; whether via specific products, bundled solutions or how we focus the sales team, you will see us become increasingly specific on the business problems that we intends for our solution to address. But revenue growth does not happen on its own. Our sales model must continue to expand to support a greater degree of intimacy with our largest customers. Through marketing, we have to broaden awareness among our customers about the problems we can now help them solve, and so on. With that strategy in mind let’s take a closer look at our recent results.

A year ago we talked about the need for Macromedia to establish a balanced portfolio of businesses that offer stable growth, and improved profitability, and we have delivered on that. If you look at the mix shift between our different business segments, you can see that our investments in support of business users and consumers are paying off. On a year-over-year basis, we delivered a respectable 6% growth in our core Designer Developer segment while posting 133% growth around Business Users and 176% growth around Consumers; clearly the FY ‘05 results reflect the strength of the Company’s strategy combined with an ability to execute against our agendas.

On a more detailed basis let’s first take a look at the Designer Developer segment. Our results here continue to illustrate that we are seeing a stronger and longer tale on the uptake of our MX 2004 products as we enter the 20th month of this product life cycle. For those of you watching the presentation using Breeze, the adoption cycle charts show both the strength of the tail as well as the fact that the cumulative number of MX 2004 units has now exceeded the number of MX units that were previously shipped. There are several reasons for these trends.

Most notably among them is the rapidly increasing popularity of video on the Web and the growth use of both Flash and Dreamweaver with our recently released video kit in this segment. Video is a major theme that was further highlighted by the interest in web-based video that was so apparent at the recent NAB show. And the number of examples of the great use of web-based video is rapidly expanding; whether it’s Amazon.com running a film contest or CNET.com or Fox-TV or ABC, or so many others, the use of flash for video is the common theme.

And, of course, we are all excited about the upcoming release of the next-generation of our Studio products. During our recent worldwide sales meeting in company all-hands, Kevin Lynch and David Mendels had a chance to show off the new releases, and I must tell you the products were stunning, simply stunning. By collaborating with our customers, our development teams have taken expressiveness on the Web and across multiple platforms to a whole new level. This significant release of our Studio continues to be on track for delivery.

The year just ended was also incredible in the advancement in our efforts around rich Internet applications with our Flex product. In its first year of commercial availability, Flex exceeded our expectations and has established itself as the clear market leader in this space. Over 300 customers have made commitments to the delivery of a new class of digital experiences on the Internet using Flex, with industry adoption apparent in data rich environments like financial services, telecommunications, retail and manufacturing. Our efforts were further validated with the receipt of a 2005 Jolt award for product excellence in the web development tools category.

Last week’s announcement with SAP represents a huge strategic win for us. With this announcement, SAP and Macromedia have effectively established a new high watermark as it relates to the experience that business users will expect from their core systems. With so many people exposed to a much better digital experience in their business systems, we expect the momentum in this space to continue to build. For those of you on Breeze, we have provided some links to some of the more recent examples of Flex-based rich Internet applications. So in summary for our Designer Developer segment, FY ‘05 was an excellent year.

Turning now to the Business User segment. We provided guidance a year ago that we expected greater than 100% growth in this area and we delivered.

At the heart of the Business User segment is our Breeze product line, which is a set of solutions targeted at the need for training, e-Learning and real time web-based collaboration. The big differentiators for Breeze are about reach and impact. The reach of the Flash Player provides Breeze customers with the confidence that their stakeholders will be able to easily participate in a Breeze experience, while the impact of the clearly superior Breeze experience results in participants consistently saying, wow, what’s that and how do I get a hold of it? Over the last year we almost quadrupled our number of Breeze customers, increasing from roughly 300 customers in FY ‘04 to nearly 1,200 by the end of FY ‘05. In addition to adding new customers, the number of repeat customers continues to grow.

But the really big news around Breeze is what we announced yesterday: Breeze 5, with major innovation in areas like video integration, curriculum management, integrated audio conferencing, extensibility and customizability. Tom Hale and his team have delivered what is unquestionably the single biggest advance that we have made with our Breeze solutions. We have provided a link in today’s Breeze presentation for you to follow to learn more about this exciting new version. And, while it will still be a little while before we can announce the details of last quarter’s win around Breeze, suffice it to say that the reach and impact potential of breeze has been recognized as a critical piece of the puzzle as industry leaders drive towards fully converged communication solutions.

The success in the Consumer segment is no less impressive. Here too we delivered on our goal of growing by more than 100%. The primary driver of the success in the consumer segment is Flash Lite, which is a lightweight version of the Flash Player specifically targeted at non-PC devices like cell phones. The way in which Flash Lite is being used has been expanding over the last year. It has always served as a content platform, but is now being used as the foundation for user interface development and also mobile applications.

The year that just ended was a break out year for our Consumer segment. At this point, virtually all new three 3G handsets being shipped in Japan are Flash enabled. Over 30 million Flash Lite handsets have now been shipped and we are beginning to see a diverse collection of consumer electronics devices appear with Flash included, with over 100 partners now working with Macromedia.

Even more significant is what the announcements with Samsung and Nokia mean to our position in the marketplace. With the commitments from those companies representing the deployment of hundreds of millions of Flash-enabled handsets in the future, it is evident evidence that we now have the momentum in the mobile space that was already established in the PC world. It is important to put the Consumer segment into the context of the priorities that I outlined at the beginning of the call. The real excitement lies not only in the penetration that we’re achieving with the Flash Player and the associated royalty-based revenues, but also from the virtuous revenue circle that is created as our designers and developers expand their work to include the mobile platform; and as new products and solutions are introduced that take advantage of this ecosystem. Macromedia’s success will expand as each of these elements leverages the other.

Success in all three of these segments has been due in part to the steady investment that we have been making around our go-to-market strategies. Under the leadership of our new worldwide sales leader, Don Hunt, our sales team has grown to over 100 direct sales representatives in lock step with revenue growth. They are having a major impact on the nature of relationships that we are establishing with our customers.

As I mentioned earlier, we just concluded our annual worldwide sales kick-off meeting. Between the exciting new products and solutions that the team has to sell and the promise of expanding opportunities that are presented by the combination with Adobe, the sales team is out there today more focused on the delivery of great results than has ever before been the case. We’ve brought together a fantastic team.

In conclusion I’m sure that you will agree that things are going very well for Macromedia. The combination with Adobe will generate new opportunities for the new entity and will allow to us accelerate the agendas that I have discussed here today. At Macromedia we believe that we have a great FY ‘06 ahead. Thank you for your continued support.

Mike Look   Macromedia - VP-IR

Thank you, Stephen. Now let’s open up the call for questions. If you’re on the Breeze presentation click on link to the Q&A to hear this portion of the call. Operator?

QUESTION AND ANSWER

Operator

[Operator Instructions]. Steve Ashley, Robert Baird.

Steve Ashley - Robert W. Baird - Analyst

First of all, maybe we can start with a clarification. You guys gave guidance for FY 1Q and June for operating margins of 15 to 17%. Was that guidance net of the 3 to $4 million of expected merger costs in the period?

Betsy Nelson - Macromedia - EVP and CFO

Hi, Steve, this is Betsy. Yes, that was excluding the 3 to $4 million in expected merger costs.

Steve Ashley - Robert W. Baird - Analyst

And then another clarification, we did $10.9 million of mobile revenue, and you said 30% were from existing customers. Does that mean 30% of that was kind of the ongoing royalty, about $3.3 million?

Betsy Nelson - Macromedia - EVP and CFO

Yes, that’s correct.

Steve Ashley - Robert W. Baird - Analyst

And so was that same number like $5 million, kind of the ongoing base in the previous period.

Betsy Nelson - Macromedia - EVP and CFO

Something under 5 million I believe was the number last quarter.

Steve Ashley - Robert W. Baird - Analyst

And, I guess, just in terms of the sequential decline, is that a seasonal issue or how should we think about that going forward for that kind of foundation of royalty revenue?

Stephen Elop - Macromedia - CEO

It’s Steve. You should look at that as a seasonal pattern. There’s different pattern in the mobile environment, both related to the specific timing that manufacturers ship models of phones and also things like the holiday season which was in our Q3, but reporting into Q4.

Steve Ashley - Robert W. Baird - Analyst

And, lastly, in the past, Betsy, you provided a break down of the Designer and Developer revenue kind of into M&G and Web developer. I was wondering if had you the break down of that by subcategory?

Betsy Nelson - Macromedia - EVP and CFO

Sure. In the fourth quarter— and we’ll be providing this on our IR data sheet, as we usually do. The breakdown as a percentage of revenue within Designer Developer is 17% multi-media and graphics, 18% RIA and servers— rich Internet applications and servers, and 41% web development; for a total of 77% of revenues for Designer Developer category.

Operator

Gene Munster, Piper Jaffray.

Gene Munster - Piper Jaffray - Analyst

If you could talk a little bit about, going forward, Stephen, you mentioned that the strength in the tail was partially driven by the video components of Flash Video. How big is that going to be of the next cycle? You guys really haven’t been branding as strong around it? Is the— are you going to really focus on that in the next MX cycle?

Stephen Elop - Macromedia - CEO

Yes, you’re going to see a lot more emphasis on video. The future version of Flash Player as well as of the authoring tools are definitely going to feature that as a major element. I think the results that we’re seeing, both on the tool side, but also around some of our server products, like Flash Communication Server is really, really charging forward. For example, as the content distribution networks are beginning to— beginning to leverage Flash Video as one of their supported and secure data types.

Gene Munster - Piper Jaffray - Analyst

Okay. So that kind of gets into a little bit of a new market. So as you kind of think about strength in the tail, would that have any impact— a strong tail have any impact on the initial launch? In other words, are people upgrading early, is there any sort of trends you’re seeing with that? Does this kind of— does the strength in the tail temper your optimism in the initial launch of MX is my question?

Stephen Elop - Macromedia - CEO

No, it doesn’t temper my optimism, primarily because as you see the capabilities of the new Flash Player and the supporting authoring tools, as I said in the call, it’s stunning. And as soon as some of the lead designers and developers begin to deploy websites and other content using those capabilities, other people very quickly will have to follow along.

Gene Munster - Piper Jaffray - Analyst

Okay. And just one final question, if you look at kind of the product roadmap between yourself and Adobe. Any just general pockets that you want to point out as far as, I don’t know if it’s integration of Dreamweaver and Flash within the CS suite? I know the deal’s not done right now, but just as a general roadmap, because I guess that’s what important from our end here is looking at how these two companies are coming together.

Stephen Elop - Macromedia - CEO

Yes, clearly I can’t get into specifics. It’s not something we can plan at this point. But I think if you look at just about any particular area of our respective agendas, whether it’s from a platform perspective, Adobe having a document-centric platform, us having a media-centric platform, in

PDF and Flash, respectively; right there you can see something pretty— pretty interesting. If you look at the tools that are being used by designers and developers clearly there’s big synergies possible there.

But even if you take it up a level towards the— the server products, where they have products focused on the collaboration around document workflow. If you introduce web-based collaboration, happening in real time, all of those types of things represent great opportunities. One final question. It’s also worth pointing out that Flash, the Flash Player is the most ubiquitous video player on the Internet today. Add to that our distribution capabilities with Flash Communication Server and Adobe’s leading video editing tools, you have an interesting collection of capabilities there as well.

Gene Munster - Piper Jaffray - Analyst

That’s helpful. I guess one final— final question here, you talk about the virtuous revenue circle in terms of kind of on the consumer side. You think in this quarter we could see a potential another carrier as part of that virtuous circle?

Stephen Elop - Macromedia - CEO

What I would say in that space is that because of the momentum that we have, it’s not surprising that there’s just an accelerating interest from carriers and also other handset manufacturers; ODMs as well, particularly in the Far East. So there’s a lot of momentum in that space.

Gene Munster - Piper Jaffray - Analyst

So would that play into more news— expect more news to come or sit tight or any—

Stephen Elop - Macromedia - CEO

I think it’s going to be a good several quarters ahead.

Operator

Jay Vleeschhouwer, Merrill Lynch.

Jay Vleeschhouwer - Merrill Lynch - Analyst

Steve, so you’ve been CEO for a few months now. Can you talk about any operational or practical changes you’ve made in running the Company, other than selling the Company of course?

Stephen Elop - Macromedia - CEO

Yes, it has been a bit busy, Jay. So I think, first of all, when I came in as CEO; having been here for quite a number of years and involved in how things were going, clearly, I had a big part of that and wasn’t looking to make dramatic changes. I think though where the Company is at is, over the last several years we had to make a lot of investments to establish the next-generation of the Company around the Flash platform, around mobile and so forth. So my focus is very clearly on executing against the growth opportunities. As I came in as CEO, it was teed up beautifully in terms of Mobile and Breeze and Flex, the platform opportunity. So it’s very much my focus to make sure we’re— we’re executing against that.

Jay Vleeschhouwer - Merrill Lynch - Analyst

Second question is at Max, back in November, you demoed the— the new releases and the Maelstrom Player which included, of course, video. Since then, other than routine QA, have there been any feature or function changes that you’ve made from what you talked about or demoed back then?

Stephen Elop - Macromedia - CEO

Throughout a release cycle new ideas come up, changes happen; so it’s a constant process. Heavily related to the feedback we’re getting from our customers as we go through the process. So in terms of what you’ve seen in the past I think you’ll be excited by seeing that and potentially some other things as well.

Jay Vleeschhouwer - Merrill Lynch - Analyst

Alright. But no change to date, still late summer.

Stephen Elop - Macromedia - CEO

Late summer is still the current date, that is correct.

Jay Vleeschhouwer - Merrill Lynch - Analyst

With respect to the Flash run rate, you gave a units sold since inception of just over 30 million. I think the last number you talked about at the end of ‘04 was just over 20 million, up from eight to 12 months before that. So it sounds like there’s been a recent meaningful ramp in the monthly run rate of units to something over 2 million a month. Would that be about right?

Stephen Elop - Macromedia - CEO

I think it’s roughly in that range, that’s correct.

Jay Vleeschhouwer - Merrill Lynch - Analyst

And lastly how long after the Flash Player release— the Maelstrom release itself, would you expect a— the next version of the Flash Lite player, there’s typically a lag time, isn’t there?

Stephen Elop - Macromedia - CEO

There— there’s typically a lag time. We’re not actually publicly stating when that will be available. But the one thing I would say, as an overall philosophy, is over time it is our intent to reduce the amount of time between related releases so that the platform moves forward together across multiple platforms.

Jay Vleeschhouwer - Merrill Lynch - Analyst

But all current design and the current version of the player, there’s no design of the future version of the player or did you anticipate?

Stephen Elop - Macromedia - CEO

I’m sorry, could you restate that?

Jay Vleeschhouwer - Merrill Lynch - Analyst

Sure. All the current design ins with your OEMs are incorporated in the current version of the Flash Lite Player? There’s no one in the pipeline you would anticipate designing in the future version of the Flash Lite Player?

Stephen Elop - Macromedia - CEO

You mean the current OEMs are shipping the current version of the player, of course they all anticipate that the player will continue to evolve over time; but they’re focused on the current version.

Operator

Steven Lidberg, Pacific Crest Securities.

Stephen Lidberg - Pacific Crest Securities - Analyst

Stephen, I was hoping your could touch on the Mobile Flasher and, I guess, with regards to your comment around the opportunity to expand the revenue growth opportunity or market opportunity within the developer base. Are you seeing your developer base growth in terms of seats and people and I guess, particularly, in the Asian markets where you’ve seen the greatest amount of traction?

Stephen Elop - Macromedia - CEO

So the way I would characterize that is by the experience that I have when I go into Japan, for example, where Flash Lite clearly has the most traction and penetration from a market perspective. When we say we’re going to have a small day long conference to focus on how to work with Flash Lite, we literally have thousands of people lined up at the doors to come in and learn and participate and so forth. And, of course, we see— see that reflected in the results over time with the purchase of the associated authoring tools.

So as— as the Flash Lite capability comes into a market, we’re very definitely seeing the corresponding increase in interest for the developers. Now there’s two reasons for that. One, is very much the actual availability of a new platform. But also this represents a new revenue generating opportunity for our customers, as well, for the designers and developers. So, for example, in Japan they are generating revenue for themselves through the relationship with— with DoCoMo through the iMode program.

Stephen Lidberg - Pacific Crest Securities - Analyst

I guess to follow up on that, are you also seeing increased interest, I guess, particularly from the carrier level in Europe or, and as well in the United States?

Stephen Elop - Macromedia - CEO

Yes, the interesting thing that’s happening in this marketplace is that as people begin to recognize that you can have great experiences on the mobile platform; that it need not be, you know, the clunky experience that we’re all used to, that there’s an opportunity for all the participants in the marketplace to brand various aspects of that experience. And so carriers, clearly, with the closest relationship to the nd customers, have a very stated or desired need to establish a branded experience with those customers. And that leads them to us to say, Macromedia, how can you help us with that experience? And so what we’re seeing now is, whereas the handset manufacturers have led the charge and got this going, carriers in various parts of the world are now working with to us say, okay, how do we take this to the next level. Thus my comments about the virtuous revenue cycle heading out to the solutions that build on top of the Flash Lite platform that the— the handset manufacturers are putting in place.

Operator

Trip Chowdhry, FTN Midwest Securities.

Trip Chowdhry - FTN Midwest Research - Analyst

Thank you, congratulations again on a very good execution and also congratulations on really changing the industry over the last five to six years. Macromedia has created thing for the consumers and for the industry which nobody had previously imagined, I think. I really congratulate you all for being so innovative. This is just phenomenal. Of course, it’s emotional, too, because I was talking to our contacts in industry and because they really love your products, your company and the aggressiveness innovation. So a few thoughts and, now, getting back to real interesting stuff. In your— in the content delivery network, one of your very good partners, Speedera; who was I think distributing flash content over the networks, recently got acquired by Akamai. I was thinking from a bigger picture now since Macromedia as well as Adobe are now one; both very innovative companies. Do you think, moving forward, owning a CDN would be a good strategic move?

Stephen Elop - Macromedia - CEO

You know, I wouldn’t want to comment on behalf of the— the combined companies. From strictly a Macromedia perspective, we view ourselves as a company that supplies enabling technologies to all of the participants of the ecosystem. So whether it’s the CDNs as a group of companies that serve up content, the designers and developers themselves or whomever, we’ve been more successful over time trying to supply the capabilities to all of the players in the marketplace as opposed to trying to verticalize. So, on Macromedia’s perspective, I wouldn’t see it as something in our immediate strategic interest.

Trip Chowdhry - FTN Midwest Research - Analyst

Now also, on the Breeze end, we have been observing many of the people. It seems like every competitive engagement you are in against Microsoft Lite Reading, you always win. What’s the reason for that? I mean, other than technology, is there— are you targeting a different decisionmaker with industry? What’s— how are you going to the market with your Breeze product?

Stephen Elop - Macromedia - CEO

Yes. I think a couple things. First of all it’s very much related to the reach of our platform. The, fact that people can create an experience or hold a live meeting in Breeze and have it immediately available to virtually anyone connected to the Internet is hugely powerful. It’s also, though, the impact of the whole experience. When you actually participate in a Breeze Live meeting, particularly if you check out Breeze 5 right now. I mean it is absolutely mind blowing when you participate in this. It’s just fantastic. And so when customers see that, they look at it and say, that’s what I want.

The way to look at it is, Breeze has established the second-generation of the experience around this technology. And there’s a number of other companies who have opened up the market with the first-generation approaches, but I think we’re there. And, of course, the final point is we come at this with a strong heritage in e-Learning and training and communications and so people trust us to— to help them through that.

Trip Chowdhry - FTN Midwest Research - Analyst

Perfect and regarding the analyst day that we are having on 18th of May would we be seeing our Macromedia management as well as the Adobe management, or it will be just only Adobe management that we’ll be seeing on the 18th?

Stephen Elop - Macromedia - CEO

Well, it’ll certainly be all of Macromedia management and we are expecting a cameo appearance from a certain senior individual at Adobe.

Operator

Thomas Ernst, Deutsche Bank.

Jusa Borey - Deutsche Bank - Analyst

This is actually Jusa Borey (ph) covering for Tom. The first question we have here is related to the recent announcement on the India-Games investment. We wanted to ask if this is setting a strategy that you want to get into the content developers space and influence their the use of your technology or that just should be considered as an investment?

Stephen Elop - Macromedia - CEO

You shall look at it as an investment. We— as I said in response to an earlier question, we’re not looking to verticalize, we’re looking to support the entire ecosystem. And so, particularly in some of the developing markets around mobile, you’ll see us making investments that help spur that ecosystem along. So India-Games, if you are familiar with them, just a great example of a company that’s really pushing the envelope around the mobile space. So we saw it as a useful thing to support them in their efforts to do so; and you should expect similar things in the future.

Jusa Borey - Deutsche Bank - Analyst

And one second question we have is, we all know is that very soon Microsoft is going to launch the Longhorn version, and they are supposed to have a very powerful graphics engine. Are you expecting anything, some pressure from the— the operating system on your space or are you expecting to run on top of Longhorn very peacefully with Microsoft?

Stephen Elop - Macromedia - CEO

Well, first of all, I challenge your definition of very soon. We’re not quite sure when that is, but it doesn’t seem to be very soon quite yet. Our approach in contemplating this entire space is that we are the provider that deals with the cross platform environment. So, yes, we will work very nicely on Longhorn, I’m sure of that, but we will also be working on mobile devices, on set-top boxes, on traditional PCs. I mean, our applications and capability that are Flash-based, will work across the Microsoft operating systems in a way that their own technology will not; and that’s— that’s— has for a long time been our focus.

Operator

Steve Jue, RBC Capital Markets.

Steve Jue - RBC Capital Markets - Analyst

Stephen, can you talk a little bit more about the mobile game market, particularly as to the fact of how the Flash tool is used? And how you feel that stacks up against other, maybe, content development tools as this mobile game market develops?

Stephen Elop - Macromedia - CEO

Yes, actually if you were to chat with the CEO of India-Games about this, when he saw the— the Nokia announcement back in February he came up to us in Cannes and said, oh, just thank you, thank you. And the reason he said that is that he has historically been developing his games primarily on the J2ME platform. For every single game that he puts in the marketplace, to get a reasonable coverage, he has to develop and QA that game 34 different times; because the J2ME platform, as much as it’s talked about as a standard, has become so fractured across different platforms that you cannot reliably develop on it. Add on top of that the fact that to actually develop for a single platform, in his estimation, takes one-third the amount of time on the Flash platform versus J2ME; and he’s got a huge development win. So, in the mobile game marketplace, and any application marketplace in the mobile world, what you will see is people adopting Flash as a way of getting these things done quickly.

Steve Jue - RBC Capital Markets - Analyst

Do you expect to verticalize that— the tool around the game market, in particular, since it is a little bit more complex than some of the basic animation interfaces built today?

Stephen Elop - Macromedia - CEO

I think the marketplace will drive that just as, you know, video has been something that multiple different vertical segments have been— been calling on us to— to better support. We’ve done that. And as the game marketplace gets ramped up, I expect you’ll see some— some support for that that will make sense.

Steve Jue - RBC Capital Markets - Analyst

Last question, Betsy, just with regards to the small restatement, is most of that— it looks like adjusting the balance sheet and there’s maybe $2 million tax provision impact?

Betsy Nelson - Macromedia - EVP and CFO

That’s correct. Actually that restatement impacts 2004 and the prior years, and it’s primarily balance sheet to put up an accrued liability for the cost of providing sabbaticals to employees. And then an adjustment to income tax expense of about 2 million last year.

Operator

Sasa Zorovic, Oppenheimer & Company.

Sasa Zorovic - Oppenheimer & Company - Analyst

The first question I would like to ask would be regarding this seasonality that now we’re seeing in the mobile segment. What do you think this seasonality then might start to look like, not just for the current quarter but for the year overall? And also if we were to see something like that— also in the— or rather what would the seasonality look like on the Business User segment, is it just to be tracking the enterprise software? Then, finally, we’re also going to be seeing a similar type of maybe regionally-based seasonality as we did previously for the Web Designer developer products with Asia being strong in March and Europe being weak in September, that sort of thing?

Stephen Elop - Macromedia - CEO

That’s a great question. One of the things that— that I have come to learn over the last few years at Macromedia is that the impact of seasonality is far more than I would have first thought looking at the business or looking at the top line results. And what I mean by that is that there’s several levels of seasonality mixed through our business. The highest order of seasonality is around product shipments, whether they are our product shipments, like Studio; or, as another example, I mean, ColdFusion this past quarter just had— it had its best quarter in almost five years. That’s seasonality, but it’s seasonality around a very strong product release with all sorts of future plans and things like that; so some great things there.

There’s also geography specific seasonalities. You mentioned the European patterns, Japan is strong in our Q4 and so forth. But also, in the mobile world, the seasonality there’s a bit of it that we’re seeing around timing of holiday seasons but also around their device shipment schedules; and that varies from operator to operator. They have certain times where they introduce major new programs. In China it’s always in late May that they get going, in Japan it’s twice a year. So you have to layer those things in. And then, finally, on the Business User side; for example, in North America over the last three years now, we have seen very strong seasonal patterns of the— our fiscal Q3 being the strongest with things tending to be leveled into Q4 and growing rapidly from that point on into the next cycle. So when you look at our overall results, these things all sort of get mixed together; but as you drill down into it there’s some— some very standing seasonal patterns throughout the year.

Sasa Zorovic - Oppenheimer & Company - Analyst

Then within the quarter, then, are we still seeing sort of a fairly stable linearity there, meaning a week is a 13th of the quarters, any kind of an update on that?

Stephen Elop - Macromedia - CEO

I think it’s changed a little over the last year or two. Certainly when you have a growing direct sales force, the last week of the quarter there’s more activity, there’s people focused on closing deals and so forth. I think— I look at it as less of a linearity question and more of a D&A or cultural aspect; where there’s more people in the Company who are focused on delivering, for example, against their quota numbers for the year, which was March 31st. And so that drives a certain amount of energy and passion around the Company which is quite invigorating.

Operator

Barbara Coffee, Brean Murray.

Barbara Coffee - Brean Murray - Analyst

Can you speak a little bit about the number of— Flash Lite enabled mobile devices you’re currently shipping on and how many sort of are still in the works? And are you seeing a little bit more globalization? Because I know Asia is quite a bit ahead of the rest of the world, so a bit about how you see that playing out would be helpful?

Stephen Elop - Macromedia - CEO

Yes, let me answer it all primarily from your second question. The relationships with companies like Samsung and Nokia are not regional relationships. Those are global relationships. Which means a very wide array of cellphones and other devices from those companies will, over time, become apparent right around the world; which is exciting for us because, in North America, we don’t quite get it because where we are in the mobile industry in North America is behind what you see in places like Japan or Korea or China. And so you’re going to begin seeing those things very soon in North America; and very much the operators are planning for that in a big way and working with to us make sure that that’s successful.

Operator

Sam Saunders, Fulcrum Global Partners.

Sam Saunders - Fulcrum Global Partners - Analyst

Obviously a very good quarter in the server side, up about 8 million sequentially. Should we look as that as a one-time event or should we look for continued strength in servers going forward?

Stephen Elop - Macromedia - CEO

No, I think you’ll— you’ll see continued strength. We’re pleased with the results— there. When you look at the different contributing components, Flex did very well; in part because of the— the strategic relationship we established with SAP, just as a beginning, which is really going to change the landscape for rich Internet applications in the business world. People all over the world are going to begin to experience what’s possible now which is just fantastic. I already mentioned ColdFusion and the strength that it contributed. Now that is a launch quarter for ColdFusion, so you always expect in that first quarter some pent up demand and so forth; so we saw that and expect that to— to continue to be a growth product as we go forward, which is great.

And clearly as relates to Breeze, Breeze is in a very hot market. It’s— with Breeze 5 we’re going to see the benefit of some pent up demand there. Indeed, some of our salespeople got a bit too enthusiastic during the last quarter in terms of showing off Breeze 5, which can tend to slow thing down a little bit until Breeze 5 is out there; and now that it’s out there we’re expecting to see some— some really exciting things. So I don’t look it as a— look at it as a one-off, but it’s something that we’re certainly focused on continuing to build upon.

Sam Saunders - Fulcrum Global Partners - Analyst

Great. And then if you could just confirm how many sales heads you added to the organization.

Stephen Elop - Macromedia - CEO

I think the answer was about 30, 20 to 30 in that range. I don’t have the exact number in front of me. At this point we have over 100 direct sales reps, a combination of outside and inside. And one of the things that, I think I mentioned this previously, that we are definitely doing is, in certain key markets, like telecommunications where we’re dealing in the mobile world, we have now put in place the first collection of what we called named account sales reps; who are people who are focused on a very small number of very strategic accounts with the intent of driving, not just specific deals or sales, but truly strategic relationships and that’s already paying dividends for us. Okay so at this point I think all of the questions are in, so I’d like to thank all of you for your support and I look forward to seeing you at our analyst meeting a bit later in May. Thank you.

Operator

Ladies and gentlemen, thank you for your participation. This conference will be available at Macromedia’s website at www.macromedia.com. It will also be available for telephone replay after 6:00 p.m. Pacific time today and through May 17, 2005. You may access the telephone replay by dialing 1-877-213-9653 and entering access code 11375448. International participants please dial 1-630-652-3041. This concludes the conference call for day. Thank you for your participation.

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Adobe Systems Incorporated intends to file a registration statement on Form S-4, and Adobe and Macromedia, Inc. intend to file a related joint proxy statement/prospectus, in connection with the merger transaction involving Adobe and Macromedia. Investors and security holders are urged to read the registration statement on Form S-4 and the related joint proxy/prospectus when they become available because they will contain important information about the merger transaction.  Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Adobe by contacting Adobe Investor Relations at 408-536-4416. Investors and security holders may obtain free copies of the documents filed with the SEC by Macromedia by contacting Macromedia Investor Relations at 415-252-2106.

Adobe, Macromedia and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Adobe and Macromedia in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the joint proxy statement/prospectus of Adobe and Macromedia described above. Additional information regarding the directors and executive officers of Adobe is also included in Adobe’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on March 14, 2005. Additional information regarding the directors and executive officers of Macromedia is also included in Macromedia’s proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on June 21, 2004 and Macromedia’s proxy statement for a Special Meeting of Stockholders, which was filed with the SEC on October 6, 2004. These documents are available free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at Adobe and Macromedia as described above.